UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Viela Bio, Inc.

(Name of Subject Company (Issuer))

Teiripic Merger Sub, Inc.

A direct wholly owned subsidiary of

Horizon Therapeutics USA, Inc.

An indirect wholly owned subsidiary of

Horizon Therapeutics Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Therapeutics plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Borden

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,052,416,441.80	$333,018.63

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 54,904,033 outstanding shares of common stock of Viela Bio, Inc. (“Viela”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $53.00 per Share and (ii) 4,216,056 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $53.00 per Share, multiplied by $33.80, which is the offer price of $53.00 per Share minus the weighted average exercise price for such options of $19.20 per Share. The calculation of the filing fee is based on information provided by Viela as of February 7, 2021.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by .0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $333,018.63	Filing Party: Horizon Therapeutics plc, Horizon Therapeutics USA, Inc. and Teiripic Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021 by (i) Teiripic Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Ultimate Parent”), (ii) Parent and (iii) Ultimate Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Viela Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $53.00 per Share net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Amendments to Schedule TO and the Offer to Purchase

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

•	Replacing the last paragraph of Section 9—“Source and Amount of Funds” on page 24 of the Offer to Purchase to read as follows:

“Pursuant to the Debt Commitment Letter, the Commitment Parties have provided several but not joint commitments to provide $1.60 billion of senior secured term loans (the “Incremental Term Loans”), the proceeds of which, in addition to a portion of Parent’s existing cash on hand, would be used to pay the Offer Price, as well as any fees and expenses in connection with any of the foregoing. The commitments to provide the term loans are subject to certain conditions, including the negotiation of definitive documentation for the term loans and other customary closing conditions consistent with the Merger Agreement. Parent will pay customary fees and expenses in connection with obtaining the Debt Commitment Letter and the term loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith. Pursuant to the Debt Commitment Letter, the Effective Time may not occur before March 8, 2021.

The Incremental Term Loans will be issued as a new tranche of term loans under the Parent’s existing credit agreement, dated as of May 7, 2015, by and among the Parent, as borrower, the Ultimate Parent and certain of its subsidiaries as guarantors, the lenders party thereto from time to time and Citibank, N.A., as administrative agent and collateral agent, as amended by Amendment No. 1, dated as of October 25, 2016, Amendment No. 2, dated March 29, 2017, Amendment No. 3, dated October 23, 2017, Amendment No. 4, dated October 19, 2018, Amendment No. 5, dated March 11, 2019, Amendment No. 6, dated May 22, 2019, Amendment No. 7, dated December 18, 2019 and the Incremental Amendment and Joinder Agreement, dated as of August 17, 2020 (the “Credit Agreement”).

The Incremental Term Loans are expected to bear interest at a rate, at the Parent’s option, equal to the London Inter-Bank Offered Rate (“LIBOR”), plus 2.00% per annum (subject to a 0.50% LIBOR floor) or the adjusted base rate plus 1.00% per annum, with a step-down to LIBOR plus 1.75% per annum or the adjusted base rate plus 0.75% per annum at the time the Ultimate Parent’s leverage ratio is less than or equal to 2.00 to 1.00. The adjusted base rate is defined as the greatest of (a) LIBOR (using one-month interest period) plus 1.00%, (b) the prime rate, (c) the federal funds rate plus 0.50%, and (d) 1.00%. The Incremental Term Loans will have a maturity date of seven years from the date of incurrence.

The obligations under the Credit Agreement (including obligations in respect of the Incremental Term Loans) and any swap obligations and cash management obligations owing to a lender (or an affiliate of a lender) are guaranteed by the Ultimate Parent and each of the Ultimate Parent’s existing and subsequently acquired or formed direct and indirect subsidiaries (including the Company and its subsidiaries) (other than certain immaterial subsidiaries, subsidiaries whose guarantee would result in material adverse tax consequences and subsidiaries whose guarantee is prohibited by applicable law). The obligations under the Credit Agreement (including obligations in respect of the Incremental Term Loans) and any related swap and cash management obligations are secured, subject to customary permitted liens and other agreed upon exceptions, by a perfected security interest in (i) all tangible and intangible assets of the Parent and the guarantors, except for certain customary excluded assets, and (ii) all of the capital stock owned by the Parent and guarantors thereunder (limited, in the case of the stock of certain non-U.S. subsidiaries of the Parent, to 65% of the capital stock of such subsidiaries).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by deleting exhibit (b)(1) in its entirety and replacing it with the following:

(b)(i)#

Commitment Letter, dated January 31, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021).

#

Certain portions of this exhibit (indicated by “[***]”) have been omitted as the registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the registrant if publicly disclosed

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2021

Teiripic Merger Sub, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President

Horizon Therapeutics USA, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer

Horizon Therapeutics plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of February 12, 2021

(a)(1)(ii)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on February 12, 2021

(a)(5)(A)*	Joint Press Release issued by Ultimate Parent and Viela, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(B)*	Investor Presentation, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(C)*	Email to Viela employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(D)*	Email to Horizon employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(E)*	Horizon FAQs, dated February 4, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 4, 2021)

(b)(i)#*	Commitment Letter, dated January 31, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021).

(b)(ii)#*	Amended and Restated Commitment Letter, dated February 11, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets, Inc. and JPMorgan Chase Bank, N.A.

(c)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 31, 2021, by and among Parent, Purchaser, Viela and solely for purposes of Sections 6.7 and 9.12, Ultimate Parent (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(2)*	Form of Tender and Support Agreement (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(3)*	Mutual Nondisclosure Agreement, dated as of July 15, 2020, by and between Ultimate Parent and Viela

(d)(4)*	Letter Agreement, dated as of November 20, 2020, by and between Ultimate Parent and Viela

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
#

Certain portions of this exhibit (indicated by “[***]”) have been omitted as the registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the registrant if publicly disclosed